PROSPECTUS SUPPLEMENT                                                                                                                          Filed Pursuant to 424(b)(2)
(To Prospectus dated June 4, 2008)                                                                                                                  Registration No. 333-150579

OceanFreight Inc.

4,000,000 Common Shares

     We have entered into a sales agreement with Cantor Fitzgerald & Co. relating to the common shares offered by this prospectus supplement and the accompanying prospectus dated June 4, 2008.  In accordance with the terms of the sales agreement, and except as noted below, we may offer and sell up to 4,000,000 of our common shares, $0.01 par value per share, from time to time through Cantor Fitzgerald & Co., as our agent for the offer and sale of the common shares.

     Our common shares are listed on The Nasdaq Global Market under the symbol “OCNF.” The last reported sale price of our common shares on The Nasdaq Global Market on June 18, 2008 was $24.78 per share.

     Sales of our common shares, if any, under this prospectus supplement and the accompanying prospectus may be made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made directly on or through The Nasdaq Global Market, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or any other method permitted by law.

     Cantor Fitzgerald & Co. will be entitled to compensation equal to up to 2.50% of the gross proceeds of the sale of any of the 4,000,000 common shares referenced herein that are sold in “at-the-market” offerings, and 4.0% of the gross proceeds of the sale of any of those shares in negotiated transactions.  In connection with the sale of the common shares on our behalf, Cantor Fitzgerald & Co. may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of Cantor Fitzgerald & Co. may be deemed to be underwriting commissions or discounts.

     Investing in our common shares involves risks.  See the risk factors beginning on page 6 of the accompanying prospectus to read about the risks you should consider before purchasing our common shares.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

Cantor Fitzgerald & Co.

The date of this prospectus supplement is June 19, 2008

Capitalization

The following table sets forth our consolidated capitalization as of March 31, 2008:

•	on an actual basis; and

•
on an adjusted basis to give effect to (i) the aggregate payment of $11.2 million of dividends declared and paid in May 2008 (ii) the payment of the long-term loan installment of $7.5 million on April 1, 2008 and (iii) the issuance of 21,053 common shares to our former Chief Executive Officer in exchange for 21,053 restricted subordinated shares, plus an additional 52,105 common shares, both of which took effect on April 22, 2008, according to the terms of a mediated settlement agreement; and

•
on a further adjusted basis giving effect to our issuance and sale of 4,000,000 common shares pursuant to the Registration Statement on Form F-3 at an assumed offering price of $24.78 per share, the last reported closing price of our common stock on June 18, 2008, resulting in net proceeds of $96.3 million, including issuance costs of $2.5 million on the basis of a commission of 2.5% of gross proceeds and the estimated expenses of the issuance and distribution of the securities registered under the Registration Statement of $0.3 million.

	As of March 31, 2008
	Actual	As Adjusted (1)	As Further Adjusted (2)
	(in thousands of U.S. dollars)
Debt
Current portion of long-term debt	$22,944	$15,444	$15,444
Total long-term debt, net of current portion	301,056	301,056	301,056
Total debt	$324,000	$316,500	$316,500

Shareholders’ equity
Preferred stock, $0.01 par value; 5,000,000 shares authorized, none issued	-	-	-
Common shares, $0.01 par value; 95,000,000 shares authorized, 12,386,185 shares issued and outstanding at March 31, 2008, 12,459,343 shares as adjusted at March 31, 2008, 16,459,343 shares as further adjusted at March 31, 2008	124	125	165
Subordinated shares, $0.01 par value; 10,000,000 shares authorized, 2,106,203 shares issued and outstanding at March 31, 2008, 2,085,150 shares as adjusted at March 31, 2008, 2,085,150 shares as further adjusted at March 31, 2008	21	21	21
Additional paid-in capital	218,386	219,509	315,811
Retained earnings	(9,687)	(20,886)	(20,886)
Total shareholders’ equity	208,844	198,769	295,111
Total capitalization	$532,844	$515,269	$611,611

(1)	There have been no significant adjustments to our capitalization since March 31, 2008, as so adjusted.
(2)	Assumes a sale price of $24.78 per share, which was the last reported closing price of our common stock on June 18, 2008.

EXPENSES

     The following are the estimated expenses of the issuance and distribution of the securities registered under the Registration Statement of which this prospectus supplement forms a part, all of which will be paid by us.

SEC registration fee	$8,060
FINRA Fee	$20,638
Legal fees and expenses	$150,000
Accounting fees and expenses	$75,000
Miscellaneous	$46,302
Total:	$300,000

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